FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW INC. (NO 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC’s website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman’s proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

The following advertisement was placed by Northrop Grumman on April 15, 2002.

April 15, 2002

Dear TRW Shareholder:

Today Northrop Grumman significantly increased its offer to TRW shareholders.

Under the terms of the amended offer, TRW shareholders will receive $53 in Northrop Grumman common stock in exchange for each share of TRW common stock. The exchange ratio has a protective collar, so that TRW shareholders will receive $53 in Northrop Grumman stock as long as the market price of Northrop Grumman’s stock is between $113 and $123 per share. The minimum exchange ratio is 0.4309 and the maximum is 0.4690.

The enhanced offer represents a 33% premium over the closing price of TRW common stock on the New York Stock Exchange prior to announcement of Northrop Grumman’s acquisition proposal on February 22.

Send TRW’s board a strong message in favor of inviting us to do due diligence. Vote FOR the Control Share Acquisition Proposal at TRW’s special meeting of shareholders on April 22 and FOR the Northrop Grumman proposals at the annual meeting on April 24.

If the TRW board continues to deny us access to non-public information, Northrop Grumman’s offer will not proceed. The increased offer is expressly subject to our review of non-public information.

A BLUE proxy card is enclosed. Please be certain to complete the certification on the back of the proxy card to ensure that your vote is counted at the special meeting. Time is short, and TRW’s future is at stake, so please act today.

If you have any questions or require assistance in voting your shares, call D.F. King & Co., Inc. toll-free at 1-800-755-7250.

Sincerely,

Kent Kresa
Chairman and Chief Executive Officer